FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Dorit Meltzer

Director, Investor Relations

Teva Pharmaceutical Industries Ltd.

(011) 972-3-926-7554

TEVA TO ACQUIRE IVAX FOR $ 7.4 BILLION

Combination Will Strengthen Global Leadership in Generics,

Add New Product Lines and Growth Markets

The Companies will host a Webcast Conference Call at 08:30 EST

Jerusalem, Israel and Miami, Florida, July 25, 2005 - TEVA Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) jointly announced today that they have signed a definitive agreement providing for the acquisition of IVAX by TEVA.  Under the terms of the agreement, shares of IVAX common stock will, at the election of the shareholder, be converted into either $26 in cash or 0.8471 TEVA ADRs, subject to proration such that no more than one-half of such elections are for cash and no more than half are for TEVA ADRs. Based upon the NASDAQ average closing price of TEVA's ADRs in the 5 days up to and including July 22, 2005, the transaction has a total indicated purchase price of approximately $ 7.4 billion. As a result of the transaction, it is expected that IVAX shareholders will own approximately 15% of TEVA on a fully-diluted basis. The cash portion of the consideration will be funded using a combination of TEVA`s cash on hand and committed credit facilities. The boards of directors of both companies have unanimously approved the transaction.

Commenting on today`s transaction, Israel Makov, TEVA`s President and CEO, said: "This is a truly exciting day for TEVA. IVAX, like TEVA, has been a pioneer in its strategies for globalization and growth. Bringing our two companies together will vastly enhance our leadership position in the global generic industry. The combination of our two complementary businesses will allow TEVA to expand and strengthen our global generic and branded businesses with additional products, a deeper pipeline, and a wider presence in new therapeutic areas and growth markets."

IVAX and TEVA are an exceptionally good match. In terms of geographies, IVAX brings a strong presence in Latin America and in Central and Eastern Europe, and complementary operations in North America and Europe. IVAX also brings complementary product lines in generics, a significant respiratory business, and a rich pipeline of generic and proprietary products in the areas of respiratory, CNS, and oncology. Based on the existing operations of TEVA and IVAX and assuming completion of the transaction, TEVA will generate sales of over $7 billion, it will operate directly in over 50 countries, and will employ approximately 25,000 people. The combined company will offer the widest range of cost-effective pharmaceuticals, both generic and branded, to consumers, customers, and healthcare providers.

Dr. Phillip Frost, IVAX` Chairman and CEO said, "We have had longstanding business and personal relationships at TEVA, and have a strong sense of respect for the high ethical standards that have guided their sustained history of increasing shareholder value. We look forward with eagerness to the development of the new TEVA as a world-renowned leader in providing cost-effective medicines and innovative drugs to improve therapeutic outcomes."

Mr. Makov added: "The IVAX transaction significantly supports our long term strategy of profitable growth and global leadership. We believe that both companies share similar values and cultures, which I am confident will help us to create a smooth transition and ensure considerable synergies. We expect the transaction to become accretive within the first year."

In conclusion, Mr. Makov said: "Today TEVA and IVAX have taken the bold step of consolidating to create what we believe will be the largest company in the generic industry, one which will generate real value for our shareholders, employees, and customers."

Transaction Terms

The transaction, which involves a triangular merger structure that will cause IVAX to become a subsidiary of TEVA, will be submitted for approval by the shareholders of both IVAX and TEVA and is subject to antitrust notification and clearance statutes in both the U.S. and Europe as well as other customary conditions.  Dr. Phillip Frost and other management shareholders of IVAX, holding an aggregate of approximately 19% of the outstanding shares of Common Stock of IVAX have agreed to vote their shares in favor of the transaction. The transaction is designed to qualify as a tax-free reorganization under U.S. tax laws. The transaction is expected to close in late 2005 or early 2006.

Lehman Brothers and Credit Suisse First Boston acted as financial advisors to TEVA in this transaction, and UBS Investment Bank acted as exclusive financial advisors to IVAX.

The external legal counsel for TEVA was Willkie Farr & Gallagher LLP and Tulchinsky - Stern & Co., Law Offices and for IVAX,  Greenberg Traurig, LLP.

Conference Call and Webcast Information

TEVA and IVAX will host a conference call and live webcast on Monday, July 25 2005 at 08:30 a.m. EST (15:30 Israel time) to discuss the acquisition. A Question & Answer session will follow this discussion.  Investors and other interested parties may also access a live webcast through TEVA's web site at www.tevapharm.com.  Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site.  Alternatively, a replay of the call will be available within two hours after the call, and can be accessed until August 1, 2005 at midnight (EST), by calling (1-877-660-6853 in the U.S. or     1-201-612-7415 outside the U.S., Account # 3055 and entering the conference call ID 162720.

About TEVA

TEVA Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of TEVA`s sales are in North America and Europe. TEVA`s innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About IVAX

IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of TEVA Pharmaceutical Industries Ltd.`s and IVAX Corporation`s operations and financial results, the markets for TEVA's and IVAX` products, the future development of TEVA's and IVAX' business, and the contingencies and uncertainties to which TEVA and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995.  Such statements are made based upon management`s current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, TEVA's ability to rapidly integrate IVAX' operations and achieve expected synergies, diversion of management time on merger-related issues, TEVA and IVAX' ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent TEVA or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, TEVA`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in TEVA 's Annual Report on Form 20-F, IVAX` Annual Report on Form 10-K and their  other filings with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made, and neither TEVA nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving TEVA and IVAX. In connection with the proposed merger, TEVA will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of TEVA and IVAX, and IVAX will be filing a proxy statement for the stockholders of IVAX, and each will be filing other documents regarding the proposed transaction, with the SEC.  Before making any voting or investment decision, IVAX' and TEVA's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.  Once filed, the registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC`s website, www.sec.gov.  You will also be able to obtain the proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations, c/o David Malina at 4400 Biscayne Boulevard, Miami, Florida 33137, 1800-980-4829 or TEVA Investor Relations c/o Dorit Meltzer at P.O.Box 3190, Petah-Tiqva 49131, Israel, 972-3-926-7554.

TEVA, IVAX and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding IVAX' directors and executive officers is available in IVAX' proxy statement for its 2004 annual meeting of stockholders, which was filed with the SEC on May 2, 2005, and information regarding TEVA's directors and executive officers is available in TEVA's Annual Report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on March 17, 2005.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: July 25, 2005